dba

279, Sherbrooke st. W. suite 305,
Montreal, Qc, Canda, H2Y 1X2

November 15, 2010

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:   Effie Simpson
            Staff Attorney

            Linda Cvrkel
            Branch Chief

Re:      Kurrant Mobile Catering, Inc.
Form 10-K for Year Ended November 30, 2009
File No. 0-53011

To Whom It May Concern:

On behalf of Kurrant Mobile Catering, Inc., a Colorado corporation (the "Company"), we submit the following responses which correspond to the numerical comments contained in the Securities and Exchange Commission letter dated September 29, 2010 (the "SEC Letter") regarding Form 10-K for fiscal year ended November 30, 2010 (the "Annual Report").

Form 8-K filed June 3, 2010

1. Please be advised that a current report on Form 8-K/A was filed on October 19, 2010 fully disclosing the share exchange agreement (the "Share Exchange Agreement") between the Company and Pierre Turgeon ("Turgeon"), a shareholder of Transit Publishing Inc., a privately held corporation ("TPI"), and the resulting change of business operations and control. In accordance with the terms and provisions of the Share Exchange Agreement, the Company acquired fifty percent (50%) of the total issued and outstanding shares of common stock of TPI held of  record by Turgeon in exchange for issuance of an aggregate 90,000,000 shares of its restricted common stock to Turgeon.

Securities and Exchange Commission
Page Two
November 15,2010

Thus, the transaction resulted in the business and operational activities of the company primarily being conducted by and through TPI. The current report on Form-8K/A fully describes the change of business operations and control and includes the audited financial statements of TPI for fiscal years ended february 29, 2010 and 2009 and the audited pro forma financial statements to illustrate the effect of TPI's reverse acquisition of the company. Please be advised that the fiscal year end of the company shall be February 28th.

2.  Please be advised that there has not been a change in auditors in connection with reverse acquisition transaction. Therefore, we have not filed a current report on Form 8-K regarding any change in auditor.

3.  Please be advised that GBH CPAs, PC reviewed the interim financial statements for the period ending May 31, 2010.

Quarterly Reports on Form 10-Q for the Ouarters ended February 28, 2010 May 31, 2010

Items 4. Controls and Procedures

4.   Please be advised that the changes in facts or circumstances resulting in management's conclusion that internal controls over financial reporting were effective November 30, 2009 but were not effective at February 28, 2010 was based upon the prior managements' assessment. The Annual Report for fiscal year ended November 30, 2009 was filed by prior management, i.e. Christopher Bell as the sole officer and director and current management did not have any control over the disclosure. Effective February 10, 2010, certain selling shareholders of the Company entered into common stock purchase agreement with Tony Khoury (the "Purchaser") for the purchase of an aggregate 1,040,000 shares of common stock. This resulted in a change in control and subsequent to consummation of the transaction, Christopher Bell resigned as the sole officer and director of the Company. Tony Khoury was appointed as the President/Chief Executive Officer, Treasurer/Chief Financial Officer and sole director of the Company effective as of February 10, 2010. Therefore, at the time of filing the Quarterly Report on Form 10-Q for quarter ended February 28, 2010, legal counsel and past management made the determination that since there was no separation of duties between the president/chief executive officer and treasurer/chief financial officer, the Company's internal control over financial reporting was not effective.

Securities and Exchange Commission
Page Three
November 15, 2010

After the TPI  transcation, there were subsequent appointments for cexecutive officers and a separation of duties. Therefore, the disclosure in the Company's Quarterly Reports for quarter ended May 31,2010 and August 31,2010 reflect that the Company,s Chief Executive Officer and Chief Financial Officer, together with members of the Company,s management, evaluated the effectiveness of the design and operation of the Comapny's disclosure controls  and proceducres as of the respective period and concluded that the Comapny's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Comapany in its reports was recorded, processed, summarized and reported within the time periods citied in the rules and forms of the SEC and accumulated and communicated to members of the Company's management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

5. Please see our response above. We believe that the filings do provide correct and accurate disclosures pursuant to Item 308 of Regulation S-K.

Form 10-Q for the period ended May 31,2010

Consolidated  Statements of Cash Flows, page 5

6. Please be advised that the Company made and error in its omission of the short term debt of $50,910. Management believes that the omission was not material in light of the aggregate amount of current liabilities. The Quarterly Reports for quarters ended May 31, 2010 and Aagust 31, 2010 include the short term debt. Management intends to include a restatement and correction of error footnote in the next quarterly report to correct the omission regarding the inclusion of the $50,910 of short term debt.

Note 1. Nature of Operations.

7.  Please be advised that the Share Exchange Agreement provided for the merger of TPI with and into the Company with TPI continuing as the surviving entity in the merger as a fifty percent (50%) owned subsidiary of the Company. For SEC reporting purposes, the Share Exchange Agreement between the Company and TPI was treated as a reverse merger since the power to control TPI existed with Pierre Turgeon by agreement with the other stockholder. Although Mr. Turgeon held a 50% equity interest in TPI and Robert Brouillette held the other 50% equity regards to TPI as a result of an agreement between Mr. Turgeon and Mr. Brouillette. Therefore, the Company was deemed the "accounting acquirer" and, accordingly, TPI assumed the Company's reporting obligations with the SEC.

Securities and Exchange Commission
Page Four
November 15, 2010

Note 11 - Short -Term Debt page 9

8.  Please be advised that such disclosure regarding receipt of conversion notices related to convertible debt and authorization of the issuance of an aggregate 27,650,000 shares of the Company's common stock was expanded in the Quarterly Report for the period ended August 31, 2010, including the significant terms and accounting treatment.

Note 12 – Subsequent Events, page 10

9.  Please be advised that the previously disclosed per shares prices of $0.001 relating to the shares issued in accordance with the terms and provisions of the consultant agreements disclosed in Note 12 in the Quarterly Report for the period ended May 31, 2010 has been corrected to reflect the fair values ranging from $0.21 to $0.23 in the subsequent filing of the Company’s Quarterly Report on Form 10-Q for the period ended August 31, 2010.  The disclosure further reflects that the fair value per share price was based on fair market value using quoted market prices on the date of grant for consulting services.

10.  Please be advised that the nature of these consulting services to be received under each agreement and the planned accounting treatment for the restricted shares to be issued (which all amounts were expressed during the quarterly period) has been reflected in the Quarterly Report for period ended August 31, 2010.

Results of Operations

11.  Please be advised that in future filings, the Company will discuss the reasons for fluctuations from period to period when reflecting the components of revenues and expenses.  The Company will further provide a discussion of changes in each material line item in the consolidated statement of operations with a detailed analysis of each significant factor that contributed to the overall changes in the specific line item.

Securities and Exchange Commission

November 15, 2010

Other

12.  In accordance with the staff’s comments, the Company hereby acknowledges that:

(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under federal securities laws of the United States.

Sincerely,

KURRANT MOBILE CATERING INC.

By:
Name: Pierre Turgeon